

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

April 22, 2010

<u>**Via U.S. Mail and Fax (604) 682-3591**</u>

Mr. Amir Adnani
Chief Executive Officer
Uranium Energy Corp.
9801 Anderson Mill Road
Suite 230
Austin, TX 78750

> **RE:** **Uranium Energy Corp.**
> **Form 10-K for the fiscal year ended July 31, 2009**
> **Filed October 15, 2009**
> **File No. 001-33706**

Dear Mr. Adnani:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief